SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                                FORM 15


Certification and Notice of Termination of Registration under Section 12(g)
 of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                  Commission File Number    333-69437
                  -----------------------------------

    U.S. Generating Company 401(k) Profit-Sharing Plan for Bargaining
                              Unit Employees
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             (Exact name of registrant as specified in its charter)


                        Gary P. Encinas, Esq.
                       One Market, Spear Tower
                              Suite 400
                  San Francisco, California 94105
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


An indeterminate amount of interests in the above-named plan that were registered pursuant to SEC Rule 416 under Registration Statement
                 No. 333-69437 filed by PG&E Corporation
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     (Title of each class of securities covered by this Form)


                                N/A
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [ ]               Rule 12h-3(b)(1)(ii) [ ]
        Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(ii) [ ]
        Rule 12g-4(a)(2)(ii)  [ ]               Rule 15d-6           [.]
        Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification or notice date:

As the security no longer exists, there are no holders of record.


Pursuant to the requirements of the Securities Exchange Act of 1934, the PG&E Corporation Retirement Savings Plan as the successor to the U.S. Generating Company 401(k) Profit-Sharing Plan for Bargaining Unit Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  May 31, 2000                   BY:    Bruce R.Worthington
                                             ------------------------
                                             Bruce R. Worthington, Chairman
                                             Employee Benefit Committee